November 14, 2003

To: Mr. Jerry Peterson
From: Robert A. Blanchard, BestNet Communications Corp.

RE: Terms for Convertible Promissory Note Extension

Dear Jerry:

This letter is to confirm and document our discussion regarding revised terms we are pleased to offer you for a one-year extension of your Convertible Promissory Note face value of $200,000 USD dated October 16, 2002. The terms are as follows:

•	Extension of the Note for a period of one year until September 26, 2004.

•	8% interest paid on the note through the extension period.

•	Reduction in the conversion price to $.10 per common share of BestNet stock.

•	Immediately upon your execution of definitive documentation regarding there terms, we could provide upon your request up to 200,000 shares of BestNet common stock that have already been registered for resale (they are immediately free trading).

•	The remaining shares will carry piggyback registration rights with a registration statement filed by BestNet no later than January 15, 2004.

•	The warrants originally granted would be terminated upon conversion of the note to common stock.

I believe this summarizes our discussions; please indicate you acceptance by signing below and faxing a copy of this letter back to our Grand Rapids, Michigan office at (616)-977-9955. Upon receipt we will follow-up with the appropriate documentation.

On behalf of all BestNet employees, shareholders and stackholders we appreciate your continued support.

/s/ Robert A. Blanchard Robert A. Blanchard, President & CEO BestNet Communications Corp.	Accepted:	/s/ Jerry Peterson Mr. Jerry Peterson